UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

 Shiloh's Five Loaves, Inc. d/b/a Simple Kneads

Legal status of Issuer:

> ***Form:***
>
> Corporation
>
> ***Jurisdiction of Incorporation/Organization:***
>
> North Carolina
>
> ***Date of Organization:***
>
> September 16, 2014

Physical Address of Issuer:

213 W River St., Graham, NC 27253

Website of Issuer:

www.simplekneads.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of five percent (5%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

$50,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☑ First-come, first served basis
- ☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

February 14, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

29

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$881,827	$470,192
Cash & Cash Equivalents	$64,949	$26,927
Accounts Receivable	$224,314	$183,817
Short-term Debt	$1,204,238	$396,006
Long-term Debt	$17,413	$46,657
Revenues/Sales	$3,592,601	$3,087,079
Cost of Goods Sold*	$2,142,370	$1,728,061
Taxes Paid	$0	$0
Net Income/(Net Loss)	($367,353)	($101,714)

*Cost of Revenue

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT

THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of **$50,000** (the "**Target Offering Amount**") and up to a maximum amount of **$1,235,000** (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering**"). The Minimum Individual Purchase Amount is **$150** and the Maximum Individual Purchase Amount is **$100,000**. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by **February 14, 2024** (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under **https://republic.com/simple-kneads** (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties resulting in gross proceeds to the Issuer of not less than **$3,000,000** cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Issuer.

Conversion Upon the First Equity Financing

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by (a) or (b) immediately below:

(a) the quotient of **$20,000,000** ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Issuer's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Issuer equal to the Purchase Amount divided by the quotient of (a) **$20,000,000** divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and

Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of directors determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Issuer's board of directors.

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Issuer (the "**Nominee Designee**").

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of five percent (5%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one percent (1%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Product liability suits, recalls and threatened market withdrawals, could have a material adverse effect on our business.

Many of our products are susceptible to harmful bacteria, and the sale of food products for human consumption involves the risk of injury or illness to consumers. Such injuries may result from inadvertent mislabeling, tampering by unauthorized third parties, faulty packaging materials, product contamination, or spoilage. Under certain circumstances, our customers or we may be required to recall or withdraw products, which may lead to a material and adverse effect on our business, financial condition or results of operations. Our customers may also voluntarily recall or withdraw a product we manufactured or packaged, even without consulting us, which could increase our potential liability and costs and result in lost sales. A product recall or withdrawal could result in significant losses due to the costs of the recall, the destruction of product inventory, and lost sales due to the unavailability of products for a period of time. In addition, a recall or withdrawal may cause us to lose future revenues from, or relationships with, one or more material customers, and the impact of the recall or withdrawal could affect our customers' willingness to continue to purchase related or unrelated products from us or could otherwise hinder our ability to grow our business with those customers. We could also be forced to temporarily close one or more production facilities.

Even if a situation does not necessitate a recall or withdrawal, product liability claims might be asserted against us. If a product recall or withdrawal were to lead to a decline in sales of a similar or related product sold by a third party, that party could also initiate litigation against us. While we are subject to governmental inspection and regulations and believe our facilities and those of our co-packers comply in all material respects with all applicable laws and regulations, if the consumption of any of our products causes, or is alleged to have caused, a health-related illness in the future, we may become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or physical harm could adversely affect our reputation with existing and potential customers and consumers, as well as our company and brand image.

Moreover, future claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. Further, we may incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. A product liability judgment against us or a future product recall could have a material and adverse effect on our business, financial condition and results of operations.

Food safety concerns and instances of food-borne illnesses caused by third parties could harm our business.

Our internal processes and training may not be fully effective in preventing contamination of food products that could lead to food-borne illnesses. We rely on third-party suppliers and distributors, which increases the risk that food-borne illness incidents (such as E.coli, salmonella, or listeria) could occur outside of our control and at multiple locations. If consumers lose confidence in the safety and quality of our products or organic products generally, even in the absence of a recall or a product liability case, our business, financial condition and results of operations could be materially and adversely affected. Instances of food-borne illnesses, whether real or perceived, and whether or not traceable to our operations or the result of our actions or omissions, could cause negative publicity about us or our products, which could adversely affect sales. Food safety concerns and instances of food-borne illnesses and injuries caused by contaminated products sold by third parties could cause customers to shift their preferences, even if no food-borne illnesses or injuries are traced to our products. As a result, our sales may decline. Loss of customers as a result of these health concerns or negative publicity could harm our business, financial condition and results of operations.

Litigation and regulatory enforcement concerning marketing and labeling of food products could adversely affect our business and reputation

The marketing and labeling of any food product in recent years has brought increased risk that consumers will bring class action lawsuits and that the FTC and/or state attorneys general will bring legal action concerning the truth and accuracy of the marketing and labeling of the product. Examples of claims that may be asserted in a consumer class action lawsuit include fraud, unfair trade practices, and breach of state consumer protection statutes (such as Proposition 65 in California). The FTC and/or state attorneys general may bring legal actions that seek to remove a product from the marketplace and/or impose fines and penalties. Even if not merited, class claims, actions by the FTC or state attorneys general enforcement actions could be expensive to defend and could adversely affect our reputation with existing and potential customers and consumers, as well as our company and brand image, which could have a material and adverse effect on our business, financial condition and results of operations.

Our growth and continued success depend upon consumer preferences for our products, which could change.

Our business is primarily focused on sales of organic, natural and "better-for-you" products which, if consumer demand for such categories were to decrease, could harm our business. During an economic downturn, factors such as increased unemployment, decreases in disposable income and declines in consumer confidence could cause a decrease in demand for our overall product set, particularly higher priced better-for-you products. While we continue to diversify our product offerings, developing new products entails risks, and demand for our products may not continue at current levels or increase in the future. The success of our innovation and product improvement effort is affected by our ability to anticipate changes in consumers' preferences, the level of funding that can be made available, the technical capability of our research and development staff in developing, formulating and testing product prototypes, including complying with governmental regulations, and the success of our management in introducing the resulting improvements in a timely manner.

In addition, we have seen a shift in consumption towards the e-commerce channel during the COVID-19 pandemic and may see a more substantial shift in the future. If we are unsuccessful in implementing product improvements or introducing new products that satisfy the demands of consumers, our business could be harmed.

In addition, we have other product categories that are subject to evolving consumer preferences. Consumer demand could change based on a number of possible factors, including dietary habits and nutritional values, concerns regarding the health effects of ingredients and shifts in preference for various product attributes. A significant shift in consumer demand away from our products could reduce the sales of our brands or our market share, both of which could harm our business.

Our future results of operations may be adversely affected by the availability of organic ingredients.

Our ability to ensure a continuing supply of organic ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow organic crops, climate conditions, increased demand for organic ingredients by our competitors, changes in national and world economic conditions, currency fluctuations and forecasting adequate need of seasonal ingredients.

The organic ingredients that we use in the production of our products (including, among others, fruits, vegetables, nuts and grains) are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, water scarcity, temperature extremes, frosts, earthquakes and pestilences. Natural disasters and adverse weather conditions can lower crop yields and reduce crop size and crop quality, which in turn could reduce our supplies of organic ingredients or increase the prices of organic ingredients. Such natural disasters and adverse weather conditions can be caused or exacerbated by climate change, and the spate of recent extreme weather events, including the more frequently occurring drought conditions in the Western United States, the extreme cold, snow and ice experienced in Texas in February 2021 and the heat wave in the Pacific Northwest in June 2021, presents an alarming trend. If our supplies of organic ingredients are reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply products to our customers and adversely affect our business, financial condition and results of operations.

We also compete with other manufacturers in the procurement of organic product ingredients, which may be less plentiful in the open market than conventional product ingredients. This competition may increase in the future if consumer demand for organic products increases. This could cause our expenses to increase or could limit the amount of products that we can manufacture and sell.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of five percent (5%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.\

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will continue to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO

HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Shiloh's Five Loaves, Inc d/b/a "Simple Kneads" is a gluten-free bread manufacturer. We originally founded the company in the state of Oregon and then moved the corporation to North Carolina in 2014.

The Issuer conducts business through the sale of our products in either grocery retail stores or through the internet throughout the United States.

Business Plan

Simple Kneads manufactures and fulfills orders from our own dedicated 20,000 SF allergen-free facility located in North Carolina. This allows us to maintain control of the quality and safety of our products and protects our proprietary process and formulas.

We sell our products across three sales channels: Grocery Retail, E-Commerce and Food Service.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Gluten Free Sourdough Bread in 4 Flavors: Sourdough / Quinoa Power Grains / Pumpernickel / Swirly Cinnamon Raisin	Simple Kneads has created an amazingly nutritious and delicious organic sourdough bread	Positioned to capture not just the gluten-free consumer, but also expand to the free-from and health and wellness communities!

Customer Base

Our customers are health conscious consumers who are looking for a tasty nutritious allergen free alternative for bread.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
4953199	Simple Kneads Logo	Trademark	March 12, 2015	May 3, 2016	USA
4953198	Simple Kneads Brand Name	Trademark	March 12, 2015	May 3, 2016	USA

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds if the Intermediary Fees applied are five percent (5.0%) of the dollar amount raised in the Offering:

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	24%	$12,000	5%	$61,750
New Product Marketing	60%	$30,000	60%	$741,000
Research and Development	0%	$0	6%	$74,100
New Hires	0%	$0	9%	$111,150
General Working Capital	16%	$8,000	20%	$247,000
Total	**100%**	**$50,000**	**100%**	**$1,235,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above, so as to assist you in understanding how the offering proceeds will be used.

New Product Marketing

Our primary reason for raising capital is to grow our business into new grocery retail doors. This process requires sizable marketing investments. The proceeds will be used to establish new distribution partnerships, build a POP display rack program, fund promotions, signage, brokerage fees, fund online ad spend and influencer marketing campaigns to showcase the brand in new retail locations.

General Working Capital

Growing grocery business requires significant working capital as payment terms are typically Net 30 to Net 45. We need capital to purchase inventory, pay labor to manufacture the product, and freight the product to distribution centers. In addition to this, our general overhead is expected to increase leading up to the launch of large grocery accounts as administration demands increase to complete required certifications and other prerequisite demands of grocers are attained.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Tristaun LeClaire	Founder, Chief Executive Officer, Chairman, Director	CEO, Shiloh's Five Loaves, Inc., September 2014 - Present Responsibilities: Leading the company and board of directors in the establishing and execution of our growth strategy Chairman and Director, Shiloh's Five Loaves, Inc., September 2014 - Present Responsibilities: Responsible for setting board meetings, providing strategic vision, and representing the company. Provides strategic oversight, governance, and fiduciary responsibility, including guiding the company's mission, financial stewardship, compliance, and long-term vision to ensure its success and sustainability in the competitive food industry landscape.	High School Diploma, Shenandoah Valley Academy (2001)
Devaunt LeClaire	Co-Founder, VP Business Development, Director	Vice President, Plexus Capital, August 2018 – February 2022 Responsibilities: Managed investment portfolios, identified potential investments, and negotiated deals on behalf of the firm; oversaw daily responsibilities of deal teams, worked with senior partners on strategy and negotiations, and maintain relationships with clients; and was responsible for marketing, fundraising. Managing Partner, Shadow Lake Partners, February 2022 – Present Responsibilities: Leading all aspects of the private equity investment process, including sourcing, evaluating, and executing investment opportunities; responsible for monitoring and managing the performance of existing investments, building and maintaining relationships with key stakeholders, participating in fundraising efforts, contributing to the development and execution of the firm's overall investment strategy	Columbia Union College (now Washington Adventist University), B.S. Business Administration (Finance), Minor Public Relations, cum laude (2002) Duke Fuqua School of Business, MBA, Fuqua Scholar, (2017)

		and business plan, and managing and mentoring junior team members. Co-founder / Director, Shiloh's Five Loaves, Inc., September 2014 - Present Responsibilities: As co-founder, responsible for identifying growth opportunities, forging strategic partnerships, expanding distribution channels, and driving sales to ensure the continued success and market presence of our products. As a Director, provides strategic oversight, governance, and fiduciary responsibility, including guiding the company's mission, financial stewardship, compliance, and long-term vision to ensure its success and sustainability in the competitive food industry landscape.	
Cody Forness	Director	Director, Shiloh's Five Loaves, Inc., March 2021 – Present Responsibilities: Provides strategic oversight, governance, and fiduciary responsibility, including guiding the company's mission, financial stewardship, compliance, and long-term vision to ensure its success and sustainability in the competitive food industry landscape. Chief Financial Officer, National Power, LLC, February 2020 – Present Responsibilities: Responsible for all financial and accounting aspects of a private equity backed entity. Responsible for treasury functions, debt and equity financing management, insurance programs, and bonding.	SUNY Oswego, Bachelors of Science in Accounting (2006) Duke University, MBA (2017)
Alex Ruckdaeschel	Director	Director, Shiloh's Five Loaves, Inc., April 2018 – Present Responsibilities: Provides strategic oversight, governance, and fiduciary responsibility, including guiding the company's mission, financial stewardship, compliance, and long-term vision to ensure its success and sustainability in the competitive food industry landscape. Chief Strategy Officer, Laxxon Medical Corp., January 2019 – Present Responsibilities:	

		Responsible for shaping and executing the company's strategic vision; leading initiatives to drive growth, market expansion, and innovation in the medical sector; ensuring alignment with organizational goals; and fostering a competitive edge in healthcare solutions.	
Nikolaus Zant	Director	Director, Shiloh's Five Loaves, Inc., April 2020 – Present Responsibilities: Provides strategic oversight, governance, and fiduciary responsibility, including guiding the company's mission, financial stewardship, compliance, and long-term vision to ensure its success and sustainability in the competitive food industry landscape. ABB Ltd, Research Department Manager, January 2019 – June 2023 Responsibilities: Planning and supervising research projects, monitoring project progress, supporting team members, implementing new methodologies, and writing reports and present research findings. Director of R&D North America, Hitachi Energy, June 2023 - Present | Responsibilities: Directs and implements research and development policies, objectives, and initiatives.	Duke University, MBA (2017) University of Portsmouth - PhD Mechanics (2006) University of Portsmouth - BEng Mechanics (2003) University of Hamburg - Dipl. Eng. Mechanics (2003)
Isaac Workman	Chief Operations Officer	Chief Operations Officer, Shiloh's Five Loaves, Inc October 2019 – Present Responsibilities: Oversees daily business operations and ensures teams have the operational and financial resources needed to succeed.	Upper Columbia Academy, High School Diploma (2002)
Jeff Katz	Chief Sales Officer	VP Sales, Brand Evolution Sales, July 2020 – April 2022 Responsibilities: Oversaw sales operations, including creating and executing sales strategies, developing and managing the sales department budget, conducting research and preparing sales forecasts to inform decision making, recruiting and hiring sales staff and developing training programs, working with the marketing department to design print and online promotional materials for the company's products and services and presenting sales reports to executive leadership.	Northeastern University, BA Business (1985)

| | | Chief Sales Officer, Shiloh's Five Loaves, Inc., April 2022 -- Present

Responsibilities:

Responsible for leading the sales team and driving revenue growth; developing and executing sales strategies to achieve the company's sales targets and expand its customer base; collaborating with other departments to ensure alignment of sales efforts with overall business objectives; analyzing market trends; identifying new business opportunities; developing innovative sales approaches; managing key client relationships; and providing regular sales reports to the executive team. | |
| Melanie Conover | Financial Controller | Financial Controller, Shiloh's Five Loaves, Inc., June 2017— Present

Responsibilities:

Financial planning and analysis, financial reporting, internal controls, cash flow management, financial compliance, and financial strategy | Mercyhurst University, Erie, PA, BA Accounting (1991) |

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to North Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 100,000,000 shares of common stock of which 491,790 are issued and outstanding, $0.001 par value per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	491,790
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more Common Stock which may dilute the Security. The holders of the Issuer's Common Stock have the power to elect the Board of Directors of the Issuer; control of the Issuer is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Issuer, including no antidilution rights, inspection rights or information rights.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	68.550%*

*On a fully-diluted basis.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	Options to Purchase Common Stock*
Amount Outstanding	218,286
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	30.427%*

*Calculated on a fully-diluted basis. Under the Issuer's 2020 and 2022 Stock Incentive Plans, the number of shares authorized and available for issuance is 6,724 and 617, respectively.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Credit Card
Creditor	American Express
Amount Outstanding	$178,732.83
Interest Rate and Amortization Schedule	9.99% per annum on Pay Over Time Portion of $50,000
Description of Collateral	None
Other Material Terms	Minimum balance due monthly
Maturity Date	n/a
Date Entered Into	6/1/2015

Type	Credit Card
Creditor	Wells Fargo
Amount Outstanding	$16,683.66
Interest Rate and Amortization Schedule	18.49% per annum
Description of Collateral	None
Other Material Terms	Minimum balance due monthly
Maturity Date	n/a
Date Entered Into	6/1/2014

Type	Credit Card
Creditor	Wells Fargo
Amount Outstanding	$19,822.33
Interest Rate and Amortization Schedule	17.24% per annum
Description of Collateral	None
Other Material Terms	Minimum balance due monthly
Maturity Date	n/a
Date Entered Into	6/1/2014

Type	Accounts Receivable Factoring
Creditor	Magnolia Financial
Amount Outstanding	$128,996.80
Interest Rate and Amortization Schedule	Prime Rate + 1.5% + monthly monitoring fee of 0.75%
Description of Collateral	Accounts Receivable
Other Material Terms	Magnolia advances up to 85.0% of the face amount of each invoice presented for funding. Beginning on the first day of funding, a daily per diem based upon an annual rate equal to The Wall Street Journal Prime Rate + 1.50%, plus a monthly monitoring fee of 0.75% calculated on the advanced amount of each invoice accrues and will be collected in arrears. Three business days for bank clearance is charged on all collections to compensate for float.
Maturity Date	n/a
Date Entered Into	5/1/2022

Type	Working Capital Terms
Creditor	American Express
Amount Outstanding	$118,467.35
Interest Rate and Amortization Schedule	2 -3% based on length of loan
Description of Collateral	Inventory
Other Material Terms	n/a
Maturity Date	60 or 90 days, depending on vendor
Date Entered Into	09/08/2017

Type	Future Receivables Advance
Creditor	CFT Clear Finance Technology Corp.
Amount Outstanding	$77,991.41
Interest Rate and Amortization Schedule	30% of Future Receivables
Description of Collateral	All capitalized terms used and not otherwise defined herein have the meanings as set forth in Clearco Agreement. Upon Clearco initially making the amount of the Advance available to the Issuer, the Issuer agreed to sell, assign and transfer to Clearco, and Clearco agreed to purchase from the Issuer, all of the Issuer's right, title and interest in and to the Specified Amount of Future Receivables, in accordance with and subject to the terms of the Agreement.
Other Material Terms	The maximum weekly amount the Issuer pays Clearco until Clearco receives the Specified Amount ($88,910.20). The Issuer agrees that all Future Receivables generated by the Issuer's business will be deposited in the bank account Clearco has on file for the Issuer, to which an irrevocable ACH authorization agreement or direct or pre-authorized debit agreement, as applicable, relates. The Advance is the purchase price of the Specified Amount of Future Receivables and evidences the purchase of the Specified Amount of Future Receivables. It is not intended to be, nor will it be construed as, a loan.
Maturity Date	n/a
Date Entered Into	11/14/2023

Type	Shareholder Loan
Creditor	James & Ronda Said
Amount Outstanding	$145,123.61
Interest Rate and Amortization Schedule	8.5% per annum; $9,091.13 monthly installment payments until the maturity date February 3, 2025
Description of Collateral	Unsecured
Other Material Terms	The unpaid principal and accrued interest shall be payable in monthly installments of $9,091.13, beginning on March 3, 2023, and continuing until the earlier of February 3, 2025. If any payment obligation under this Note is not paid when due, the remaining unpaid principal balance and any accrued interest shall become due immediately at the option of the Lender.
Maturity Date	2/3/2025

Date Entered Into	2/3/2023

Type	Director Loan
Creditor	AKEC LLC*
Amount Outstanding	$190,000
Interest Rate and Amortization Schedule	7.5%; balloon payment on 1/1/2025
Description of Collateral	Unsecured
Other Material Terms	All payments on this Note shall be applied first in payment of accrued interest and any remainder in payment of principal. If any payment obligation under this Note is not paid when due, the remaining unpaid principal balance and any accrued interest shall become due immediately at the option of the Lender.
Maturity Date	1/1/2025
Date Entered Into	1/20/2023

*AKEC LLC is owned by a member of the Board of Directors.

Type	Auto Loan
Creditor	Wells Fargo
Amount Outstanding	$9,315.96
Interest Rate and Amortization Schedule	6.9990%; monthly installments of $478.05
Description of Collateral	2018 Ford Transit 250 Van
Other Material Terms	N/A
Maturity Date	5/7/2025
Date Entered Into	4/23/2019

Type	Auto Loan
Creditor	Hitachi Capital America
Amount Outstanding	$6,700.22
Interest Rate and Amortization Schedule	8.75%; 30 consecutive monthly installments of $1,400.32
Description of Collateral	2012 Freightliner M2-106 and any additions, substitutions, additions, accessories, and equipment then installed in the vehicle.
Other Material Terms	The term of this obligation shall be 30 months commence on the Date of Acceptance on the Acceptance Certificate. As the buyer, the Issuer shall pay to the Creditor 30 consecutive monthly installments of principal and interest commencing 45-days from the Date of Acceptance on the Acceptance Certificate in the amount of $1,400.32. At the end of the term, the entire principal balance together with all accrued interest shall be due and payable without notice or demand.
Maturity Date	30 months from Date of Acceptance on Acceptance Certificate, 1/2024
Date Entered Into	7/7/2021

Type	Auto Loan
Creditor	Truist Bank d/b/a LightStream
Amount Outstanding	$11,373.56
Interest Rate and Amortization Schedule	2.49% annual interest rate; 35 payments of $721.42
Description of Collateral	2018 Nissan Van
Other Material Terms	The annual percentage rate may increase by 0.50% during the term of this transaction if Issuer's payments are not made through the Automated Payment Option, but it will not increase by more than 0.50%. The increase will take the form of a higher monthly payment amount. For example, if Issuer's loan were for $10,000 at 2.29% for 36 months and the rate increased to 2.79%, your regular payments would increase by $2.20. The amount Issuer will have paid after Issuer has made all payments as scheduled is $25,971.12 on the original principal of the loan of $25,000.
Maturity Date	12/2/2024
Date Entered Into	12/2/2021

Type	Director Loan
Creditor	AKEC, LLC
Amount Outstanding	$350,000
Interest Rate and Amortization Schedule	8.56% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days and commencing on the issuance date hereof. All unpaid principal, together with any accrued and unpaid interest and other amounts payable hereunder, shall be due and payable on January 1, 2026.
Description of Collateral	None.
Other Material Terms	The Company may prepay this Note in whole or in part without penalty or premium.
Maturity Date	January 1, 2026
Date Entered Into	October 27, 2023

Ownership

No shareholder of the Issuer owns twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of October 31, 2023, the Issuer had an aggregate of **$293,393** in cash and cash equivalents, leaving the Issuer with approximately **6** month of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future, except for a number of baking ovens.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

There are no material changes or other information to report.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Notes*	$546,406.29	12	Capital Expenditures	March 17, 2022 to March 22, 2023	Section 4(a)(2)
Common Stock	$465,000	223.61	General Working Capital	May 12, 2023 to July 5, 2023	Section 4(a)(2)
Common Stock	$80,000	71.73	General Working Capital	June 30,2020	Reg S

*Convertible Notes converted into 262.78 shares of Common Stock on May 26, 2023.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

AKEC LLC is owned by a member of the Issuer's Board of Directors and loaned $190,000 to the Issuer on January 20, 2023 with a 7.5% interest rate, and a balloon payment of all principal and accrued interest is due on the loan maturity date, January 1, 2025. AKEC LLC also loaned the Issuer $350,000 on October 27, 2023 with an 8.56% interest rate, and a balloon payment of all principal and accrued interest is due on the loan maturity date, January 1, 2026.

James and Ronda Said, shareholders of the Issuer, loaned the Issuer $200,000 on February 3, 2023 with $145,123.61 currently outstanding at an 8.5% per annum with $9,091.13 monthly installment payments due and payable on the maturity date, February 3, 2025.

<center>**TAX MATTERS**</center>

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

<center>**LEGAL MATTERS**</center>

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

<center>31</center>

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at **www.simplekneads.com**.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Shiloh's Five Loaves, Inc. d/b/a Simple Kneads

_____
(Issuer)

By:/s/ Tristaun LeClaire
(Signature)

Tristaun LeClaire
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tristaun LeClaire
(Signature)

Tristaun LeClaire
(Name)

Director, Chairman and CEO
(Title)

November 16, 2023
(Date)

/s/ Alex Ruckdaeschel
(Signature)

Alex Ruckdaeschel
(Name)

Director
(Title)

November 16, 2023
(Date)

/s/ Nikolaus Zant	
(Signature)	

Nikolaus Zant
(Name)

Director
(Title)

November 16, 2023
(Date)

/s/ Cody Forness
(Signature)

Cody Forness
(Name)

Director
(Title)

November 16, 2023
(Date)

/s/ Devaunt LeClaire
(Signature)

Devaunt LeClaire
(Name)

Director and VP of Business Development
(Title)

November 16, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



Financial Statements

for

SHILOH'S FIVE LOAVES, INC

December 31, 2022

TABLE OF CONTENTS



Board of Directors
Shiloh's Five Loaves, Inc.
Burlington, North Carolina

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

We have reviewed the accompanying financial statements of Shiloh's Five Loaves, Inc. (the Company), which comprise the balance sheet as of December 31, 2022, and the related statements of income, changes in equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Shiloh's Five Loaves, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements to our review.

Basis for Qualified Conclusion

Accounting principles generally accepted in the United States of America require the recording of a provision for income taxes under the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. These financial statements do not include the required provision for income taxes. Management has not determined the effects of this departure from accounting principles generally accepted in the United States of America on financial position, results of operations, and cash flows.

Accounting principles generally accepted in the United States of America require that long-term leases be accounted for in accordance with Accounting Standards (ASU) 2016-02, *Leases*, along with subsequent amendments to this ASU. This standard requires right of use assets and corresponding liabilities to be recorded on the balance sheet for the applicable leases. Long-term leases are not being recorded in accordance with this requirement. Management has not determined the effects of this departure from accounting principles generally accepted in the United States of America on financial position, results of operations, and cash flows.

Accountant's Conclusion

Based on our review, except for the effect of the matters described in the Basis for Qualified Conclusion paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Dean Dorton Allen Ford, PLLC

Raleigh, North Carolina
July 10, 2023

SHILOH'S FIVE LOAVES, INC.
Balance Sheet
December 31, 2022

ASSETS

CURRENT ASSETS:		
Cash	$	64,949
Accounts Receivable		224,314
Inventory		170,373
Prepaids		38,757
Total Current Assets		498,393
PROPERTY AND EQUIPMENT:		
Property and Equipment		574,267
Less: Accumulated Depreciation		190,833
Total Property and Equipment, net		383,434
Total Assets	$	881,827

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:		
Accounts Payable	$	321,408
Credit Card Payable		116,063
Short-Term Debt		386,121
Convertible Notes		339,108
Vehicle Loans- Current Portion		29,276
Other Accrued Expenses		12,262
Total Current Liabilities		1,204,238
LONG-TERM LIABILITIES:		
Vehicle Loans		17,413
Total Liabilities		1,221,651
STOCKHOLDERS' DEFICIT:		
Common Stock, No Par Value, Authorized 3,537.74 Shares,		
Issued 2,763.41 Shares		1,379,301
Accumulated Deficit		(1,719,125)
Total Stockholders' Deficit		(339,824)
Total Liabilities and Stockholders' Deficit	$	881,827

SHILOH'S FIVE LOAVES, INC.
Statement of Income
For the Year Ended December 31, 2022

REVENUE:		
Sales	$	3,565,836
Other Revenue		26,765
Total Revenue		3,592,601
COST OF REVENUE		2,142,370
GROSS PROFIT		1,450,231
OPERATING EXPENSES:		
Salaries and Wages		663,099
Advertising		735,924
Rent Expense		52,140
Retail Delivery and Distribution Expenses		113,007
Insurance		49,065
Professional Fees		22,735
Depreciation Expense		49,785
Miscellaneous Operating		90,941
Total Operating Expenses		1,776,696
OTHER INCOME (EXPENSE):		
Interest Income		2,514
Interest Expense		(43,402)
Total Other Income (Expense)		(40,888)
NET LOSS	$	(367,353)

See Accompanying Notes to Financial Statements
and Review Report of Independent Accountants

SHILOH'S FIVE LOAVES, INC.
Statement of Changes in Equity
For the Year Ended December 31, 2022

	Total	Common Stock	Accumulated Deficit
BALANCE--December 31, 2021	$ 27,529	$ 1,379,301	$ (1,351,772)
Net Loss	(367,353)		(367,353)
BALANCE--December 31, 2022	$ (339,824)	$ 1,379,301	$ (1,719,125)

SHILOH'S FIVE LOAVES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(367,353)
Adjustments to Reconcile Net Loss to		
Net Cash Used by Operating Activities:		
Depreciation		49,785
Changes In:		
Accounts Receivable		(40,497)
Employee Advance		3,758
Inventory		(85,534)
Prepaids		4,471
Accounts Payable		244,613
Credit Card Payable		(45,608)
Other Accrued Expenses		(5,761)
Net Cash Used by Operating Activities		(242,126)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment		(305,596)
Net Cash Used by Investing Activities		(305,596)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on Debt		(28,252)
Proceeds from Loans and Convertible Notes		613,996
Net Cash Provided by Financing Activities		585,744
NET INCREASE IN CASH		38,022
CASH--Beginning of Year		26,927
CASH--End of Year	$	64,949
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year for Interest	$	43,402

See Accompanying Notes to Financial Statements
and Review Report of Independent Accountants

SHILOH'S FIVE LOAVES, INC.
Notes to Financial Statements
December 31, 2022

1.   Nature of Activities and Summary of Significant Accounting Policies

A. Nature of Activities:
    Shiloh's Five Loaves, Inc. ("the Company") was formed in 2014 in the state of North Carolina and is a gluten free bread bakery.

B. Basis of Accounting:
    The Company prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles; consequently, revenues are recognized when earned and expenses are recognized when the obligation is incurred.

C. Revenue Recognition:
    The Company derives its revenues from the online and retail sale of gluten-free bread. The Company recognizes revenue at the time payment is made.

D. Cash and Cash Equivalents:
    For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturing of three months or less.

E. Accounts Receivable:
    Trade accounts receivable are recorded when invoices are issued and are stated at the amount the Company expects to collect. Accounts are charged off to bad debt expense as they are deemed uncollectible based upon a periodic review of aging and collections. Management believes all amounts are collectible and, therefore, an allowance is not necessary.

F. Property and Equipment:
    Property and equipment are stated at cost and depreciated on a straight-line basis over there useful lives. The estimated useful lives range from 2 to 7 years. Normal repairs and maintenance are expensed as incurred whereas significant improvements, which materially increase values or extend useful lives are capitalized and depreciated over the remaining estimated useful lives of the related assets.

    Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation is removed from the accounts. Any gain or loss on the sale or retirement is recognized in current operations.

G. Inventory:
    Inventory consists of bread making ingredients and is recorded at cost on the first-in, first-out method.

H. Income Taxes:
    Income taxes are recorded when paid.

    It is the Company's policy to evaluate all tax positions to identify those that may be considered uncertain. All identified material tax positions are assessed and measured by a "more-likely-than-not" threshold to determine if the benefit of any uncertain tax position should be recognized in the financial statements. Any changes in the amount of a tax position are recognized in the period the change occurs.

    The Company has its three previous tax years open to examination by federal tax and state tax jurisdictions. The Company has not been informed by any tax authorities for any tax jurisdictions that any of its tax years are under examination as of December 31, 2022.

SHILOH'S FIVE LOAVES, INC.
Notes to Financial Statements
December 31, 2022

1.   Summary of Significant Accounting Policies (Continued)

I.   Advertising Costs:
Advertising costs are expensed as incurred. Advertising expense totaled $735,924 for the year ended December 31, 2022.

J.   Use of Estimates:
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   Revenue Recognition

The Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers, Accounting Standards Code Topic 606* (Topic 606). Topic 606 and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in GAAP. Topic 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle in the pronouncement is the recognition of revenue for contracts with customers in an amount that reflects the consideration that an entity expects to be entitled to in exchange for the provisions of goods or services.

The following is a summary of the principal forms of the Company's services recognized in accordance with Topic 606 and how revenue is recognized for each.

Product Sales
The Company recognizes revenue for product sales when the retail transaction is completed. The Company receives payment in exchange for bread products. Revenue is recognized in the period the product ownership passes to the customer.

Disaggregation of Revenue
In the following table, revenue recognized through Topic 606 is disaggregated by major services line and timing of revenue recognition.

	2022
Major Services:	
Product Sales	$ 3,565,836
Timing of Revenue Recognition:	
Services transferred over time	$
Services transferred at a point in time	3,565,836
	$ 3,565,836

The Company assesses certain economic factors and the potential for significant changes in those economic factors and its impact on the nature, amount, timing and uncertainty of revenue and cash flows. Common factors ordinarily impacting the Company would be general economic conditions and increased competition. These factors have been assessed and management feels they have limited impact on the performance of the Company.

SHILOH'S FIVE LOAVES, INC.
Notes to Financial Statements
December 31, 2022

2.   Revenue Recognition (Continued)

Contract Balances

Contract assets are disclosed in the statements of financial position as accounts receivable. As the contract payments are fixed per the contract agreement, management does not have any unbilled contract assets. There are no contract liabilities.

Significant Judgments When Applying the Guidance

The Company assesses judgments and changes in judgments that significantly affect the determination and timing of revenue.

3.   Concentrations

The Federal Deposit Insurance Corporation insures deposits at financial institutions up to $250,000. At December 31, 2022, the Company had no uninsured cash balances.

4.   Debt

Short term debt consists of the following:

The Company obtained a working capital loan with AmEx. Interest accrues at 19.7%. The line of credit is not secured by assets of the Company. At December 31, 2022, the balance on the working capital loan was $32,913.

The Company received an advance on future receivables from Clover Capital with a purchase percentage of 7%. At December 31, 2022, the loan was paid off.

The Company obtained an interest free loan from a board member. At December 31, 2022, the balance on the loan was $15,000.

The Company obtained a $270,000 ecommerce advance from Wayflyer. The payback is 23% of daily ecommerce sales until the amount is repaid. At December 31, 2022, the balance of the advance was $207,471.

The Company obtained accounts receivable financing from Magnolia. The Company has a $250,000 credit line for advances. The rate is prime rate plus 2.5%, plus a monthly monitoring fee of .75%. At December 31, 2022, the balance of the loan was $130,737.

The Company obtained multiple convertible loans. Interest accrues at 6%.   At December 31, 2022 the balance of the loans and accrued interest was $339,108.

SHILOH'S FIVE LOAVES, INC.
Notes to Financial Statements
December 31, 2022

4.　　Debt (Continued)

Long-term debt consists of the following:

Note payable to Wells Fargo with monthly payments of $478, including interest at 6.99%. The note matures in May 2025 and is secured by a vehicle.	$	12,619
Note payable to LightStream with monthly payments of $721, including interest at 2.49%. The note matures in December 2024 and is secured by a vehicle.		16,904
Note payable to Hitachi Capital with monthly payments of $1,400, including interest at 8.75%. The note matures in January 2024 and is secured by a vehicle.		17,166
		46,689
Less Current Maturities		29,276
Long-Term Debt, Net of Current Portion	$	17,413

Maturities of long-term debt are as follows at December 31, 2022:

Years Ending December 31,		
2023	$	29,276
2024		15,182
2025		2,231
	$	46,689

5.　　Capital Structure

At December 31, 2022, the Company had 3,537.74 shares of no par value common stock authorized and 2,763.41 shares issued. Common shares are voting and dividends are paid at the discretion of the Board of Directors.

6.　　Operating Lease Commitments

The Company leases office space under a non-cancelable lease through November 2029. Rent expense under this lease was $52,140 for the year ended December 31, 2022.

SHILOH'S FIVE LOAVES, INC.
Notes to Financial Statements
December 31, 2022

6. Operating Lease Commitments (Continued)

Future minimum lease payments under non-cancelable operating leases are as follows:

Year Ending December 31,		
2023	$	140,758
2024		145,333
2025		150,056
2026		154,933
2027		159,969
Thereafter		306,515
Total	$	1,057,564

7. Related Party Transactions

The Company received an interest free short-term loan of $25,000 from a member of the board of directors. The balance at year end December 31, 2022 was 15,000.

The Company received an interest free convertible loan of $35,000, from AKEC, a related party. The loan will convert to common stock in 2023.

8. Subsequent Events

Management of the Company evaluated subsequent events through June 10, 2023, which is the date the financial statements were available to be issued.

oOo

SHILOH'S FIVE LOAVES, INC.

Financial Statements

December 31, 2021

oOo

TABLE OF CONTENTS

Board of Directors
Shiloh's Five Loaves, Inc.
Burlington, North Carolina

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

We have reviewed the accompanying financial statements of Shiloh's Five Loaves, Inc. (the Company), which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Shiloh's Five Loaves, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements to our review.

Basis for Qualified Conclusion

Accounting principles generally accepted in the United States of America require the recording of a provision for income taxes under the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. These financial statements do not include the required provision for income taxes. Management has not determined the effects of this departure from accounting principles generally accepted in the United States of America on financial position, results of operations, and cash flows.

Accountant's Conclusion

Based on our review, except for the effect of the matter described in the Basis for Qualified Conclusion paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Dean Dorton Allen Ford, PLLC

Raleigh, North Carolina
July 11, 2022

2.

SHILOH'S FIVE LOAVES, INC.
Balance Sheet
December 31, 2021

ASSETS

CURRENT ASSETS:
Cash	$	26,927
Accounts Receivable		183,817
Employee Advance		3,758
Inventory		84,839
Prepaids		43,228
Total Current Assets		342,569

PROPERTY AND EQUIPMENT:
Property and Equipment		268,672
Less: Accumulated Depreciation		141,049
Total Property and Equipment, net		127,623
Total Assets	$	470,192

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts Payable	$	76,795
Credit Card Payable		161,671
Short-Term Debt		111,233
Vehicle Loans- Current Portion		28,284
Other Accrued Expenses		18,023
Total Current Liabilities		396,006

LONG-TERM LIABILITIES:
Vehicle Loans		46,657
Total Liabilities		442,663

STOCKHOLDERS' EQUITY:
Common Stock, No Par Value, Authorized 3,537.41 Shares, Issued 2,763.41 Shares		1,379,301
Accumulated Deficit		(1,351,772)
Total Stockholders' Equity		27,529
Total Liabilities and Stockholders' Equity	$	470,192

See Accompanying Notes to Financial Statements
and Review Report of Independent Accountants

SHILOH'S FIVE LOAVES, INC.
Statement of Income
For the Year Ended December 31, 2021

REVENUE:		
Sales	$	3,076,766
Other Revenue		10,313
Total Revenue		3,087,079
COST OF REVENUE		1,728,061
GROSS PROFIT		1,359,018
OPERATING EXPENSES:		
Salaries and Wages		494,779
Advertising		622,323
Rent Expense		27,118
Retail Delivery and Distribution Expenses		123,110
Insurance		42,814
Professional Fees		62,540
Depreciation Expense		46,265
Miscellaneous Operating		74,158
Total Operating Expenses		1,493,107
OTHER INCOME (EXPENSE):		
PPP Loan Forgiveness		72,600
Interest Income		2,238
Interest Expense		(42,463)
Total Other Income (Expense)		32,375
NET LOSS	$	(101,714)

See Accompanying Notes to Financial Statements
and Review Report of Independent Accountants

SHILOH'S FIVE LOAVES, INC.
Statement of Changes in Equity
For the Year Ended December 31, 2021

	Total	Common Stock	Accumulated Deficit
BALANCE--December 31, 2020	$ 129,243	$ 1,379,301	$ (1,250,058)
Net Loss	(101,714)		(101,714)
BALANCE--December 31, 2021	$ 27,529	$ 1,379,301	$ (1,351,772)

SHILOH'S FIVE LOAVES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(101,714)
Adjustments to Reconcile Net Loss to		
Net Cash Used by Operating Activities:		
Depreciation and Amortization		46,265
Changes In:		
Accounts Receivable		(26,046)
Employee Advance		(3,758)
Inventory		38,394
Prepaids		(40,638)
Accounts Payable		(33,168)
Credit Card Payable		26,657
Other Accrued Expenses		10,744
Net Cash Used by Operating Activities		(83,264)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment		(93,983)
Net Cash Used by Investing Activities		(93,983)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on Debt		(44,572)
PPP Loan Forgiveness		(72,600)
Proceeds from Vehicle Loans		49,193
Net Cash Used by Financing Activities		(67,979)
NET DECREASE IN CASH		(245,226)
CASH--Beginning of Year		272,153
CASH--End of Year	$	26,927
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year for Interest	$	42,463

See Accompanying Notes to Financial Statements
and Review Report of Independent Accountants

SHILOH'S FIVE LOAVES, INC.
Notes to Financial Statements
December 31, 2021

1.   Nature of Activities and Summary of Significant Accounting Policies

A. Nature of Activities:
Shiloh's Five Loaves, Inc. ("the Company") was formed in 2014 in the state of North Carolina and is a gluten free bread bakery.

B. Basis of Accounting:
The Company prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles; consequently, revenues are recognized when earned and expenses are recognized when the obligation is incurred.

C. Revenue Recognition:
The Company derives its revenues from the online and retail sale of gluten-free bread. The Company recognizes revenue at the time payment is made.

D. Cash and Cash Equivalents:
For purposes of the statements of cash flows, the Company considers all highly liquid investments with an initial maturing of three months or less.

E. Accounts Receivable:
Trade accounts receivable are recorded when invoices are issued and are stated at the amount the Company expects to collect. Accounts are charged off to bad debt expense as they are deemed uncollectible based upon a periodic review of aging and collections. Management believes all amounts are collectible and, therefore, an allowance is not necessary.

F. Property and Equipment:
Property and equipment are stated at cost and depreciated on a straight-line basis over there useful lives. The estimated useful lives range from 2 to 7 years. Normal repairs and maintenance are expensed as incurred whereas significant improvements, which materially increase values or extend useful lives are capitalized and depreciated over the remaining estimated useful lives of the related assets.

Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation is removed from the accounts. Any gain or loss on the sale or retirement is recognized in current operations.

G. Inventory:
Inventory consists of bread making ingredients and is recorded at cost on the first-in, first-out method.

H. Income Taxes:
Income taxes are recorded when paid.

It is the Company's policy to evaluate all tax positions to identify those that may be considered uncertain. All identified material tax positions are assessed and measured by a "more-likely-than-not" threshold to determine if the benefit of any uncertain tax position should be recognized in the financial statements. Any changes in the amount of a tax position are recognized in the period the change occurs.

The Company has its three previous tax years open to examination by federal tax and state tax jurisdictions. The Company has not been informed by any tax authorities for any tax jurisdictions that any of its tax years are under examination as of December 31, 2021.

SHILOH'S FIVE LOAVES, INC.
Notes to Financial Statements
December 31, 2021

1.   Summary of Significant Accounting Policies (Continued)

I.   Advertising Costs:
Advertising costs are expensed as incurred. Advertising expense totaled $622,323 for the year ended December 31, 2021.

J.   Use of Estimates:
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   Revenue Recognition

The Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers, Accounting Standards Code Topic 606* (Topic 606). Topic 606 and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in GAAP. Topic 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle in the pronouncement is the recognition of revenue for contracts with customers in an amount that reflects the consideration that an entity expects to be entitled to in exchange for the provisions of goods or services.

The following is a summary of the principal forms of the Company's services recognized in accordance with Topic 606 and how revenue is recognized for each.

Product Sales
The Company recognizes revenue for product sales when the retail transaction is completed. The Company receives payment in exchange for bread products. Revenue is recognized in the period the product ownership passes to the customer.

Disaggregation of Revenue
In the following table, revenue recognized through Topic 606 is disaggregated by major services line and timing of revenue recognition.

	2021
Major Services:	
Product Sales	$ 3,076,766
Timing of Revenue Recognition:	
Services transferred over time	$
Services transferred at a point in time	3,076,766
	$ 3,076,766

The Company assesses certain economic factors and the potential for significant changes in those economic factors and its impact on the nature, amount, timing and uncertainty of revenue and cash flows. Common factors ordinarily impacting the Company would be general economic conditions and increased competition. These factors have been assessed and management feels they have limited impact on the performance of the Company. However, other factors such as the impact of the COVID-19 pandemic have been assessed as well.

SHILOH'S FIVE LOAVES, INC.
Notes to Financial Statements
December 31, 2021

2.	Revenue Recognition (Continued)

Contract Balances

Contract assets are disclosed in the statements of financial position as accounts receivable. As the contract payments are fixed per the contract agreement, management does not have any unbilled contract assets. There are no contract liabilities.

Significant Judgments When Applying the Guidance

The Company assesses judgments and changes in judgments that significantly affect the determination and timing of revenue.

3.	Concentrations

The Federal Deposit Insurance Corporation insures deposits at financial institutions up to $250,000. At December 31, 2021, the Company had no uninsured cash balances.

4.	Debt

Short term debt consists of the following:

The Company obtained a working capital loan with AmEx. Interest accrues at 19.7%. The line of credit is not secured by assets of the Company. At December 31, 2021, the balance on the working capital loan was $27,597.

The Company received an advance on future receivables from Clover Capital with a purchase percentage of 7%. At December 31, 2021, the balance due was $58,636.

The Company obtained an interest free loan from a board member. At December 31, 2021, the balance on the loan was $25,000.

Long-term debt consists of the following:

Note payable to Wells Fargo with monthly payments of $478, including interest at 6.99%. The note matures in May 2025 and is secured by a vehicle.	$ 17,295
Note payable to LightStream with monthly payments of $295, including interest at 3.99%. The note matures in March 2022 and is secured by a vehicle.	880
Note payable to LightStream with monthly payments of $721, including interest at 2.49%. The note matures in December 2024 and is secured by a vehicle.	25,000
Note payable to Hitachi Capital with monthly payments of $1,400, including interest at 8.75%. The note matures in January 2024 and is secured by a vehicle.	31,766
	74,941
Less Current Maturities	28,284
Long-Term Debt, Net of Current Portion	$ 46,657

SHILOH'S FIVE LOAVES, INC.
Notes to Financial Statements
December 31, 2021

4.   Debt (Continued)

Maturities of long-term debt are as follows at December 31, 2021:

Years Ending December 31,		
2022	$	28,284
2023		29,276
2024		15,150
2025		2,231
	$	74,941

5.   Paycheck Protection Program Loan

On April 24, 2020, the Company received a Paycheck Protection Program (PPP) loan in the amount of $72,600 which was subsequently forgiven in March 2021. The forgiveness of the loan is included in other income.

6.   Capital Structure

At December 31, 2021, the Company had 3,537.74 shares of no par value common stock authorized and 2,763.41 shares issued. Common shares are voting and dividends are paid at the discretion of the Board of Directors.

7.   Operating Lease Commitments

The Company leases office space under a non-cancelable lease through November 2022. Rent expense under this lease was $27,024 for the year ended December 31, 2021.

Future minimum lease payments under non-cancelable operating leases are as follows:

Year Ending December 31,		
2022	$	24,119

8.   Related Party Transactions

The Company contracted with a board member's company to provide accounting services. For the year ended December 31, 2021, professional fees paid totaled $44,168.

The Company received an interest free short-term loan of $25,000 from a member of the board of directors.

9.   COVID-19

As a result of the COVID-19 coronavirus, economic uncertainties have arisen which may negatively impact revenue going forward.

SHILOH'S FIVE LOAVES, INC.
Notes to Financial Statements
December 31, 2021

10. Subsequent Events

Management of the Company evaluated subsequent events through July 11, 2022, which is the date the financial statements were available to be issued.

The Company paid and closed one short-term debt facility and opened two additional facilities during the first half of 2022. The first new facility is a line of credit that offers advanced funding of approximately 85% of the Company's accounts receivable balance at a variable interest rate, currently Prime plus 2.25%, with monthly interest-only payments due. The second new facility is a specific-use facility totaling approximately $110,000 available to be used for certain defined marketing expenses as well as approximately $82,000 to be used for certain inventory purchases. The second facility charges a 6% fee in lieu of interest and will be repaid via a percentage of the daily ecommerce sales activity.

During its Shareholder Meeting in the first half of 2022, the shareholders authorized an equity raise in 2022 for up to 15% of the authorized shares via convertible notes. Raised funds are expected to be used primarily to support moving major baking operations to a larger and more modern facility (the Facility) to support anticipated growth as well as general operations. Currently, the Company is under a non-binding letter of intent to acquire the Facility, however, currently is exploring alternative lease financing in lieu of a traditional purchase.

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Shiloh's Five Loaves, Inc. d/b/a Simple Kneads

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2023

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2023 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Shiloh's Five Loaves, Inc. d/b/a Simple Kneads, a North Carolina corporation (the "**Issuer**"), hereby issues to the Investor the right to certain shares of the Issuer's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $20,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the

Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Issuer) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

        (b)   **Liquidity Event**.

        (i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

        (ii)   If there is a Liquidity Event before the termination of this instrument but after one or more Equity Financings have occurred, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Issuer) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Issuer's most recent Equity Financing.

        (iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

        Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Issuer's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Issuer's board of directors.

        (c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

        (d)   **Termination**.   This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Issuer, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors, (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Stock**" means common stock, par value **$0.001** per share, of the Issuer.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Capital Stock to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than **$3,000,000** cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer,

(iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers shares of existing capital stock of the Issuer for resale, as approved by the Issuer's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Issuer's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Issuer.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a)   The Issuer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Issuer's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Issuer shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. _Transfer Restrictions_.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the shares or securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's charter or bylaws, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   This Crowd SAFE contemplates the potential tokenization of this instrument and any equity securities that may be issued upon conversion of this SAFE. The Issuer may, in its sole discretion, tokenize this SAFE and the underlying equity securities as separate blockchain tokens ("**Tokens**") on a blockchain network. The Investor acknowledges and consents to the potential tokenization of this SAFE and the underlying equity securities, and agrees to abide by any terms and conditions related to the Tokens as set forth by the Issuer.

(c)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(d)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE). Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Issuer or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of **North Carolina**, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be **Charlotte, North Carolina**. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Shiloh's Five Loaves, Inc. d/b/a Simple Kneads

By:
Name: Tristaun LeClaire
Title: CEO
Address: 213 W River St., Graham, NC 27253
Email: t.leclaire@simplekneads.com

INVESTOR:
By:
Name:


EXHIBIT A

Nominee Rider and Waiver


Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby designated and appointed to act for and on behalf of the Investor as Investor's nominee, agent and proxy in all respects under the Crowd SAFE Series 2023 issued by Shiloh's Five Loaves, Inc. d/b/a Simple Kneads (the "**SAFE**") and any securities which may be issuable to Investor upon conversion of the Security (the "**Conversion Securities**" and together with the SAFE, the "**Securities**"). Nominee is expressly authorized to perform such acts, and execute such documents, agreements and instruments, for and on behalf of Investor and in the Investor's name, reasonably deemed necessary in Nominee's sole discretion without Investor's consent to any of the following:

(1)   cause, at any time hereinafter, the title to any Security to be held of record by (such holder, the "**Custodian**") a corporation, partnership, a trust (whether or not the trustees are named) or other organization or by one or more qualified persons as trustees, custodians or any other fiduciary capacity with respect to a single trust, estate or account, in each case, of the Nominee's sole discretion ("**Custodial Conversion**") for the benefit of the Investor;

(2)   in connection with any conversion of the SAFE into Conversion Securities of the Issuer, execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the SAFE into Conversion Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs of the same class issued by the Issuer that will convert in connection with the Equity Financing, Liquidity Event, Dissolution Event or other corporate event ("**Transactional Conversion**");

(3)   receive all notices and communications on behalf of the Investor from the Issuer concerning any Securities;

(4)   vote at any meeting or take action by written consent in lieu of a meeting, or otherwise consent, confirm, approve or waive any rights, as a holder of any Securities, in each case, in all respects thereto (without prior or subsequent notice to the Investor) consistently at the direction of the Chief Executive Officer of Shiloh's Five Loaves, Inc. d/b/a Simple Kneads (the "**Nominee Designee**"); *provided,* the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian;

(5)   in connection with any Custodial Conversion and/or Transactional Conversion, open an account in the name of the Investor with a Custodian and allow the Custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor; *provided* Nominee will take reasonable steps to send notice thereof to the Investor, including by email, using the last known contact information of such Investor;

(6)   appoint any person, firm, or corporation to act as its agent or representative for the purpose of performing any function that Nominee is or may be authorized hereunder to perform; and

(7)   take any such other and further actions incidental to any of the above.

(the foregoing, collectively, the "**Nominee Services**"). Capitalized but undefined terms used in this Nominee Rider and Waiver shall have the meaning ascribed to them in the Security unless otherwise defined.

The Nominee shall not sell, transfer or assign the beneficial interest in any Security to any third-party without the Investor's written consent. Investor covenants and agrees to take all necessary actions and perform such functions as necessary to ensure Nominee receives prompt and timely responses to enable Nominee to perform Nominee Services.

Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, members, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding anything to the contrary, the Nominee may render Nominee Services at its sole option and until the termination hereof, which shall occur upon the earliest of: (1) the SAFE or any Conversion Security is (i) terminated or (ii) registered under the Exchange Act; (2) a Custodial Conversion; (3) the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services, and (4) the Nominee provides notice of termination at least 7 days in advance to the Investor and the Issuer. Upon any such termination, the Nominee shall have no further obligations hereunder.

This Nominee Rider and Waiver shall be binding upon the Nominee and the Investor and inure to the benefit of and bind their respective assigns, successors, heirs, executors, beneficiaries, and administrators.

To the extent you provide the Issuer with any personally identifiable information ("PII") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Custodian, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

[REMAINDER LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                   Republic Investment Services LLC

By: By:

Name: Name: Antonio Namwong, President

Date: Date:

ISSUER:

Shiloh's Five Loaves, Inc. d/b/a Simple Kneads

By:

Name: Tristaun LeClaire, CEO

Date:

EXHIBIT C

Video Transcript

Most gluten-free bread is not nutritious, but Simple Kneads has crafted a handmade artisan sourdough gluten-free bread that's nutritious and delicious.

How did we get that? Keep going.

Oh, yeah. Look at that. That's beautiful.

What inspired me to create Simple Kneads was when my son Shiloh was two years old, our firstborn, we discovered that he was gluten intolerant. Initially, I just went to the grocery store and tried to find some bread I could buy and everything was empty carbohydrates with no nutrition in it. I started experimenting. I started studying each grain's properties from its stretch pre-bake, how much water it would absorb before cooking, how much water would it absorb in cooking, and the color of the crust when it baked, all the way down to everything you could possibly think about to understand each grain individually. It was through that process that I had my first aha.

Let us see the breads. Wow, beauties, beauties.

Simple Kneads was founded so that we could solve the problem and bring bread back to where it was meant to be. Made out of whole ancient grains and sourdough fermented.

The gluten-free producing bread manufacturers missed the boat. They produce a empty carb, starchy substance, and that's supposed to solve this health issue. We not only are checking the box of having bread that's actually gluten-free, but it is incredibly good for you. We don't have any starches, any fillers, any gums.

We truly make a difference in people's lives with every loaf sold. Our product is the most nutritious product out there. We're certified gluten-free, certified non GMO, organic, top nine allergen-free. The taste and texture is amazing.

What makes me really excited is the impact that it has on people. We've got over 20,000 5 star reviews, just overwhelming positive feedback.

The future here is truly exciting and unlimited. There's 60,000 different stores in the United States, and we're just starting.

We're in the Whole Foods, Mom's Organic, all the Sprouts nationwide, and we are starting to turn the attention of larger grocers, and we need capital to fund the expansion. So we wanted to have our customers come on the journey with us and join us in the expanse of Simple Kneads.

EXHIBIT D

Testing the Waters Communications

 **Republic**

Campaign tools ⌄

Simple Kneads

Artisanal GF Bread, Whole Ingredients, Clean Label, No GMOs, No Eggs/Dairy



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Highlights

Add investment summary...

Most nutritious, plant-based, gluten-free, true artisan sourdough bread

Capturing Gluten-Free, Free-From and Health & Wellness Food markets

Gluten-Free ($6.3B), Free-From ($80B) and H&W Food market ($124B)

"Free-from" top 9 allergens, and no starches, fillers, or gums

QoQ growth exceeding 22% / Est 5.5M+ in sales in 2023

Passionate Leadership with proven track record of successful ventures

* Click here for important information regarding Financial Projections which are not guaranteed.

Problem

Most gluten-free bread is not nutritious:

What's in Your Bread Matters!

The Problem:
- Empty carbs
- Sweeteners
- Starches
- Hybridized wheat
- Argricultural chemicals
- Rice flours
- Xanthan gum
- Egg whites

The Result:
- Rampant obesity
- Heart disease
- Diabetes
- Celiac disease
- Gluten-intolerance
- FODMAP sensitivity
- GI issues
- Other food related

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Over the last century bread has digressed from a healthy hearty "staff of life," to a modern blunder of highly processed carbohydrate rich fluff devoid of nutrition and filled with harmful chemicals, dough conditioners, sodas, gums, white flours, and starches. Artisan sourdough leavening was replaced with fast acting commercial yeasts. Highly processed food, has made us unhealthy and contributes to the rise in gluten sensitivity along with a host of other issues. As a response, gluten free breads emerged, however they did not address the root problem. They were also filled with empty processed carbs, low in fiber and devoid of nutrition.

We Are In
A HEALTH CRISIS!



18%

Americans suffer from acid reflux



21%

Americans suffer from GI Disease



40%

Americans suffer from gastrointestinal discomfort



25%

Americans have food allergies or intolerances to one of the top 9 allergens and avoid buying products containing them.



11%

Americans have Diabetes



66%

Americans are overweight or obese

697,000 People die of heart disease in the US every year!

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Read more

Solution

The pinnacle **of natural foods!**

Simple Kneads has created an amazingly nutritious and delicious organic sourdough bread positioned to capture not just the gluten-free consumer, but also expands to the free-from and health and wellness communities!


ORGANIC
SOURDOUGH
PUMPKINICKEL
GLUTEN-FREE BREAD
LIVE HEALTHY,
Live Happy!
ORGANIC
SOURDOUGH
GLUTEN-FREE BREAD
USDA ORGANIC
Simple Kneads.
NET WT.
1 LB. 5 OZ. (595g)
OIL FREE
ORGANIC
QUINOA
POWER GRAINS
GLUTEN-FREE BREAD
ORGANIC
SWIRLY CINNAMON
RAISIN

Not only are our breads **packed with nutritious gluten-free whole ancient grains** but also:

- **NO starches**
- **NO fillers**
- **NO gums**
- **100% plant based**
- **Top-9 allergen free**
- **AMAZINGLY DELICIOUS!**



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YOU'LL NEVER FIND THESE IN OUR BREAD


Sesame


Eggs


Peanuts


Wheat


Baker's Yeast


Rice


Soy


Starches or Gums


Dairy


Tree Nuts

Last but NOT least, all our flavors have a *true artisan sourdough base*! What does this mean? **We do not use commercial yeasts or baker's yeast to make our breads rise.** Instead, we use a starter – a fermented flour and water mixture that contains wild yeast and good bacteria. We make our bread the way bread was made in... Read more

---

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The ONLY

- ## Certified organic
- ## Gluten-free
- ## True artisan sourdough
- ## 100% plant based
- ## Sliced bread

...in the known universe!



True artisan goodness

When Simple Kneads' CEO and founder, Tristaun LeClaire, discovered that his son had serious food allergies he set out on a quest to develop the perfect gluten-free bread. He pulled from the best aspects of various breads from around the world and created a product packed with nutrition and made through the true artisan sourdough process of fermentation! Little did he know that he would end up with such a unique, one-of-a-kind product.

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Superb customer service


Simple Kneads
QUINOA
LIVE HEALTHY, Live Happy!
OIL FREE
ORGANIC
QUINOA
POWER GRAINS
GLUTEN-FREE BREAD
Simple Kneads
NET WT.
1 LB. 5 OZ. (595g)
We launched our first
OIL FREE
LOAF !
this summer!

It’s our greatest desire to meet the needs of our customers as far as possible.... Read more

Customers

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Research shows that most gluten-free bread consumers (72%) do not have celiac disease.



GLUTEN-FREE BREAD SALES

Celiacs

The number of **diagnosed Celiac** patients in the U.S. is growing rapidly

Non-Celiac gluten sensitive/intolerant consumers

Health Conscious Non-Celiacs

Weight conscious and **Health** conscious consumers are becoming much more likely to seek gluten-free products

Americans who are **Diabetics** and adopting gluten-free diets – driving substantial growth

Simple Kneads is perfectly positioned

to meet the needs of this critical demographic because all our breads are:

✓ Gluten-free
✓ Certified Organic
✓ 100% whole grains
✓ Good Source of Fiber (12% DV)
✓ Plant based and Vegan Friendly

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98,000 +
Social Media Followers:
- Instagram #3/#4 GF Account
- Facebook
- Pinterest

INSPIRING TESTIMONIALS:

Because we are making such a profound impact in people's lives, we will never compromise the quality of our product.

Here are just a few testimonies from the hundreds of emails we receive weekly, sharing how Simple Kneads changed their life:



"When I initially went gluten-free I tried every bread on the market. Most of them either conflicted with my other trigger foods, didn't hold together, tasted terrible, and/or were totally devoid of nutrients. I eventually gave up, assuming gluten-free bread just wasn't there yet. As the years went on, more options came on the market. I came across Simple Kneads and was blown away. This back-to-basics bread is made in a dedicated gf facility, is free of egg, dairy, soy, and fillers. The natural fermentation of the organic grains makes them easier to digest and offer better nutrient absorption. All this means a more bioavailable, healthier, and more sustainable bread for all. The way bread should be." ~ Dawn Karwoski

I've been gluten free since 2004 after being diagnosed with celiac disease. My husband has been diagnosed with having over 100 food allergies. Both of our children also have food allergies. We discovered Simple Kneads at our local grocery store in Knoxville



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monthly and grateful that we can enjoy breaking bread together as a family! Thank you Simple Kneads for providing an exceptional artisan bread to live by and for being part of our journey! ~ Amy Riha



"I have had a medical digestive disorder since birth, Celiac Sprue. Having tried every gluten-free bread on the market, I was unable to find one I could tolerate, sans the lactose, eggs, sweeteners, preservatives, etc. I had given up on being able to eat bread. ... Then came Simple Kneads. After ordering my first box of mixed breads, I was overcome with guilt for trespassing on the "no bread" rule. ...The pre-biotics and probiotics made my intestinal track heal and without it I went right back to some of the miserable consequences of celiac sprue. ...Not only is this bread a delicious, delightful, tasty product, with great texture and consistency, but it brought sandwiches into my life! ~ Karen Van Wie

Business model

Business Model

We manufacture and fulfill orders from our own dedicated 20,000 SF allergen-free facility located in North Carolina. This allows us to maintain control of the quality and safety of our products and protects our proprietary process and formulas.

D2C

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B2C

We palletize and ship to a rapidly growing list of grocery retailers, and food service establishments nationwide.



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Projected 58M+ sales by 2026

Simple Kneads has pursued a strategy of building three mutually supporting sales channels: Grocery Retail Sales, E-commerce Sales and Food Service Sales.



Grocery Retail

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MOM's Organic Market
supermarkets
Roche Bros.
shaw's
Big Y
Wegmans
VONS
New Doors
Old Doors
Retail Sales
Current
Future

The brand is currently focused on scaling into hundreds of new doors in several large national retailers. We expect that this channel will outpace ecommerce in 2024. Our primary objective is to build Simple Kneads into a national brand by expanding our footprint in grocery retail stores.

Ecommerce Sales


Ecommerce
$300K+
Monthly online sales revenue
$1.77M
Repeat customer annual sales.
55.6%
Repeat Order Rate Average
$37.85
Order Value Average
$18.29
Customer Acquisition Cost
$53.85
6 Month Cohort Customer Value Average
55%
2023 Sales YTD increase over 2022
$3.6M
2023 Ecommerce Sales Goal on track

Ecommerce was our earliest growth driver and scaled rapidly during COVID. We continue to utilize our ecommerce sales channel as a marketing tool to drive brand awareness and revenue growth.

Food Service

Simple Kneads is poised to... Read more

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>22% QoQ GROWTH ACROSS THREE SYNERGISTIC SALES CHANNELS





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- 3 sales channels with mutually supporting marketing efforts
- Very positive customer engagement across all channels
- Grocery retail is currently at the beginning phase of rapid expansion
- New distribution in the following retailers:
    - Sprouts, Whole Foods, Kroger, Fred Meyer, Stop & Shop, Shaws, Big Y, United Supermarkets and Roche Bros.

Market

SO MUCH MORE THAN GLUTEN-FREE:



The Market's Ready
7 Year Market Forecast
$232.46B
$124B
9.3%CAGR
$193.15B
$81B
13.25%
$11.80B
$6B
9.5%
Health and Wellness Food Market
Free-From Market
Gluten-Free Market

We are tapping into a MUCH LARGER market than just gluten-free...

- The Gluten-Free Market is valued at 6.3B and projected to reach 11.8B by 2030
- The Free-From Market is valued at 80.84B and projected to reach 193.15B by 2030

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for gluten-free bread in a vital way. We are bringing consumers back to the table that had given up on bread.

SIMPLE KNEADS OFFERS EXACTLY WHAT THE MARKET IS LOOKING FOR AT THIS PIVITAL MOMENT IN TIME!

Competition

CONSUMERS ARE ASKING FOR ORGANIC *PLANT-BASED* NUTRITION:

When you read the ingredient labels on the leading gluten-free bread brands it's truly astonishing. They have missed the boat by focusing solely on being gluten-free, and not on health.

OIL FREE
ORGANIC
QUINOA
POWER GRAINS
GLUTEN-FREE BREAD
USDA ORGANIC
Simple Kneads
NET WT.
1 LB. 5 OZ. (595g)
A LOAF Above the REST
Simple Kneads
Schär
GLUTEN-FREE
CANYON BAKEHOUSE
GLUTEN FREE
Rudi's
gluten-free bakery
glutino
udis
Gluten Free
Gluten-Free
Organic
Ancient Grain
100% Whole Grain
Sourdough
Vegan
Good source of fiber
Top 9 allergen free
No gums
No added sugar

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Many are realizing that their health conditions are not improving, and they are recognizing that starches, fillers, gums and other *overly processed ingredients* are *not* helpful for attaining ultimate health. They are asking for more plant-based, *whole* food options.

Look and Performance

Simple Kneads is **truly distinguished** from the **status quo...**

Simple Kneads	The competition




The first time you make a sandwich with Simple Kneads you will taste and see the difference!

1. Our bread does not
   ... Read more

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- Plant based means friendly to our animals and our planet.
- We love to donate to worthy causes. For the last few years, we have been donating to a local food bank, feeding around 20,000 impoverished families. This summer we donated bread to a Kid's Celiac Summer camp in California! They loved it and shared these and many more photos with us…





Health and Wellbeing of consumers

- Each of our ingredients has been carefully selected, not only for their properties that enable us to make incredibly delicious bread, but also
  … Read more

Funds



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Product Marketing and Trade Spend

General Working Capital

Research and Product Development

We are raising capital to scale into the new grocery retail stores in our forecast, and to develop future product offerings like pizza, buns and bagels with the same quality and excellent taste as our breads.

We intend to use the funds raised in the following way:

- New Product Marketing and Trade Spend

  - Retail expansion
- Research and Product Development
- General Working Capital
- New Hires

Founder

TRISTAUN LECLAIRE

Founder & CEO

Meet the family who brought the *pinnacle of natural foods* to our tables!



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Summary

Simple Kneads is the first gluten-free bread company to pioneer a 100% plant-based, certified organic, gluten-free, true sourdough bread. It is one of the most nutritious breads on the market.

Our philosophy and mission resonate with thousands of health practitioners and tens of thousands of customers nationwide because we care first and foremost about human health and taking care of our bodies. We promote a plant-based lifestyle, and our desire is to bring our knowledge of health and longevity, to the world.

Add new section

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Bonus perks ⓘ

If Simple Kneads launches an offering and you complete an investment, you may receive perks.

Reserve	Receive
$150	**Receive** 10% off online order coupon for 1 order 1 x In store coupon for 1 free loaf of bread Limited (600 left of 600)
$300	**Receive** 10% off online order coupon for 3 orders 2 x In store coupons for 1 free loaf of bread Limited (400 left of 400)
$500	**Receive** 15% off online order coupon for 3 orders 3 x In store coupons for 1 free loaf of bread Limited (300 left of 300)
$1,000	**Receive** 15% off online order coupon for unlimited orders for 6 months 3 x In store coupons for 1 free loaf of bread Limited (200 left of 200)
$2,500	**Receive** 20% off online order coupon for unlimited orders for 6 months 4 x In store coupons for 1 free loaf of bread Simple Kneads branded ball cap Limited (200 left of 200)

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8 x In store coupons for 1 free loaf of bread

Simple Kneads Branded Ball Cap

Zoom Investor Call with CEO

Reserve
$10,000

Receive

25% off online order coupon for unlimited orders for 1 year

8 x In-store coupon for 1 free loaf

Simple Kneads Branded Ball Cap

Simple Kneads T Shirt "Live Healthy, Live Happy"

Zoom Investor Call with CEO

Reserve
$25,000

Receive

30% off online order coupon for unlimited orders for 1 year

12 x In-store coupons for 1 free loaf of bread

Simple Kneads Branded Ball Cap

Simple Kneads T Shirt "Live Healthy, Live Happy"

Zoom Investor Call with CEO

Reserve
$50,000

Receive

50% off online order coupon for unlimited orders for 1 year

16 x In-store coupons for 1 free loaf of bread

Simple Kneads Branded Ball Cap

Simple Kneads T Shirt "Live Healthy, Live Happy"

Zoom Investor Call with CEO

One on one follow up call with CEO

In person tour of the Simple Kneads Bakery

Reserve
$100,000

Receive

100% off online order coupon for unlimited orders for 1 year

16 x In-store coupons for 1 free loaf of bread

Simple Kneads Branded Ball Cap

Simple Kneads T Shirt "Live Healthy, Live Happy"

Zoom Investor Call with CEO

One on one follow up call with CEO

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About Simple Kneads

Legal Name	Shiloh's Five Loaves, Inc.
Founded	Sep 2014
Form	North Carolina Corporation
Employees	30
Website	simplekneads.com
Social Media	🐦 📷 📘
Headquarters	213 River Street, Graham, NC, United States 27253

Simple Kneads Team

Everyone helping build Simple Kneads, not limited to employees

Tristaun LeClaire
Founder / CEO / Chairman

Devaunt LeClaire
Co-Founder / Board Member

Nikolaus Zant
Board Member

Alexander Ruckdaeschel
Board Member

Cody Forness
Board Member

Jeff Katz
Chief Sales Officer

Isaac Workman
Chief Operations Officer

Melanie Conover
Financial Controller

Sandy Workman
Director of Brand Development

Theresa Gantt
Director of Quality Control & Sales and Distribution Manager

Crystal Read
Production Controller

Michael Glazebrook
Plant Manager

Gabriel Gutierrez
Inventory and QC Coordinator

Georgia Kurtz
Influencer Marketing Campaign Manager Social Media Manager

Heather Musgrave
Director of Customer Service

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FAQ

How do I earn a return?

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

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Investors should verify any issuer information they consider important before making an investment.

Investments in private companies are particularly risky and may result in total loss of invested capital. Past performance of a security or a company does not guarantee future results or returns. Only investors who understand the risks of early stage investment and who meet the Republic's investment criteria may invest.

Neither OpenDeal Inc., OpenDeal Portal LLC nor OpenDeal Broker LLC verify information provided by companies on this Site and makes no assurance as to the completeness or accuracy of any such information. Additional information about companies fundraising on the Site can be found by searching the EDGAR database, or the offering documentation located on the Site when the offering does not require an EDGAR filing.

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With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

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Simple Kneads.
ORGANIC
ORGANIC
ORGANIC
ORGANIC
ORGANIC

Hi Anik,

Thank you so much for being a part of Simple Kneads. Your support is genuinely appreciated, and we are so excited to offer you an opportunity to be a part of something truly special! With continued support from patrons like yourselves, we have had great success in helping individuals live healthy and happy lives with our nutritious gluten-free bread.

We're opening an Investment Campaign on Republic in the next few weeks, and we'd love to add you to our list of proud supporters.

THIS IS AN EXCITING OPPORTUNITY!

Investing in startups can be confusing, especially if you're new to the game. Don't worry— we'll help you through it.

Over the next few weeks, you'll hear more about us, our mission, and why we'd love to have you participate in our upcoming investment campaign. If you're interested to know more about this, please click on the button below to express your interest and find out more about this opportunity.

Best,



Tristaun Leclaire
Founder & CEO, Simple Kneads

Become a Supporter

In The Next Email: An Introduction to Investing In Simple Kneads.
Stay Tuned!

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With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.



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Simple Kneads
ORGANIC
ORGANIC
ORGANIC
ORGANIC
ORGANIC

Hi Anik,

Simple Kneads is disrupting the gluten-free market ($6B) by expanding our reach to beyond just gluten-free. We also uniquely capture from the Free-From ($81B) and Health & Wellness markets ($124B)! These are some of the fastest-growing markets in grocery, and because of our ultra-clean label, we have a competitive advantage. As you already know, most other brands have little to no nutritional value and pose a real problem for those with multiple allergies and/or health issues who want to regain health. I understand this first-hand!

When I found that my son Shiloh had serious food allergies, I was faced with a real dilemma. I couldn't find any gluten-free bread that my son could eat! Shiloh's situation brought awareness to a problem no one had addressed. There were many nutritious, tasty, organic products out there, but in the gluten-free bread industry, there were no options available. So, I set out on a quest to develop the perfect gluten-free bread. Little did I know that I would end up with such a unique, one-of-a-kind product – a wholesome, allergen-friendly bread that would fill the needs of so many.

WE'VE HIT MAJOR MILESTONES!

Here are three major milestones we have achieved that have helped us expand our market reach beyond just standard gluten-free bread...

- In 2022, we launched our amazingly delicious Cinnamon Raisin loaf!
- This summer - 2023, we launched our first OIL FREE loaf!
- This year we also became *certified* organic, non-GMO & gluten-free! These certifications confirm once again that our product continues to be the highest standard of quality!

This year we have expanded our reach to an additional 1000 grocery stores nationwide and are just getting started!

We truly couldn't have made it this far without you, and now we want to return the favor! Simple Kneads will open an investment campaign on Republic, a leading investment platform allowing our community to invest. If you would like to learn more about Republic and startup investing, please see below:

- **About Republic**
- **Why Invest?**

With more growth on the horizon, I couldn't be more pleased to share this news and I cannot thank you enough for your faithful support.

Best,



Tristaun Leclaire
Founder & CEO, Simple Kneads

Become a Supporter

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Hi Anik,

Angel investing was previously available to only the wealthiest 3% of the population. Here at Simple Kneads, we want to give everyone a chance to share in the future of our business. We are hosting a Reg CF investment campaign on Republic to do that.

So, when you invest in our offering, ***what exactly are you getting?***

Simple Kneads plans to sell a **Crowd SAFE**. A Crowd SAFE is an investment contract between investors and companies looking to raise capital. Individuals make investments for the chance to earn a return—in the form of equity in the company or a cash payout—if the company is acquired, goes public, or sells all of its assets. Investors using the Crowd SAFE get a financial stake in the company, but are not immediately holders of equity. Investments are converted to equity if certain "trigger events" occur, such as the company's acquisition or IPO.

Your return depends on your investment amount, the company's exit valuation (how much the company is worth if and when a trigger event happens), and the terms of the Crowd SAFE.

Join us in helping individuals live a happy and healthy life with our nutritious gluten-free, artisan sourdough bread!

If you have any questions, please reach out to us at **support@simplekneads.com**

Best,



Tristaun Leclaire
Founder & CEO, Simple Kneads

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Please Note: In order to make a reservation, you will need to create an account on Republic.com by uploading your personal information. No funds will be withdrawn or solicited in this reservation.

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Simple Kneads 214 River St. Graham, NC 27253



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Simple Kneads
ORGANIC

Hi Anik,

Before making any investment decision, it's important to do your due diligence. Due diligence is the process of researching and evaluating a deal before making a commitment to invest. We strongly encourage you to check out our deal page by clicking **here** to learn more about our business.

Here's why we think you should invest in Simple Kneads:

1. In the last 4 months we have increased our retail doors by over 300%
2. Our e-commerce sales are currently growing 50% year over year!
3. We are more than just gluten-free! We capture the Free-From and Health & Wellness Markets as well.
4. We are the only organic, gluten-free, true artisan sourdough, plant-based, sliced bread in the nation!
5. We are taking the market by storm with our one-of-a-kind nutritiously delicious, sourdough bread!

If you like what you see, you can make a nonbinding reservation **here.**

Please feel free to leave a comment on our discussion board for our team to address. And don't hesitate to ask us tough questions! You can also learn more about startup investment due diligence **here.**

Want to be first to know about our launch? Make a reservation **here.**

We hope to have you join Simple Kneads' fundraising journey soon!

Best,



Tristaun Leclaire
Founder & CEO, Simple Kneads

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Simple Kneads 214 River St. Graham, NC 27253



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Simple Kneads
ORGANIC
ORGANIC
ORGANIC
ORGANIC
ORGANIC

Hi Anik,

At Simple Kneads, we understand the challenges individuals with food allergies and sensitivities face. That's why we have dedicated ourselves to creating a healthy alternative to highly processed and nutritionally deficient gluten-free bread. Our bread is made with organic, gluten-free, and plant-based ingredients, ensuring that it tastes great and nourishes your body.

HOW SIMPLE KNEADS IS DIFFERENT

What sets us apart is our commitment to using a true artisan sourdough process of fermentation. This traditional method enhances the flavor, makes our bread easier to digest, and promotes overall gut health. Many of our customers have shared positive testimonials about how our bread has improved their health and well-being.

WHY INVEST IN SIMPLE KNEADS!

Simple Kneads has already made an impact in the market; however, we believe there is so much more we can do. That's why we are seeking crowdfunding to scale our business and develop new products that cater to the needs of our growing customer base.

Here are a few reasons why you should invest...

1. In the last 4 months we have increased our retail doors by over 300%
2. Our e-commerce sales are currently growing 50% year over year!
3. We are more than just gluten-free! We capture the Free-From and Health & Wellness Markets as well.
4. We are the only organic, gluten-free, true artisan sourdough, plant-based, sliced bread in the nation!
5. We are taking the market by storm with our one-of-a-kind nutritiously delicious, sourdough bread!

NEXT STEPS...

To showcase our startup and gain support for our crowdfunding campaign, we are hosting a virtual event called "**Pitch Preview**" on Republic. This event will allow you to learn more about Simple Kneads, our vision, and how you can be part of this exciting journey.

To learn more about our campaign and support us, please visit our **Republic page.**

Join us in revolutionizing the gluten-free, free-from, and health & wellness markets by supporting our crowdfunding campaign.

Together, we can make a difference and bring delicious and nutritious bread options to people who deserve it.

Best,



Tristaun Leclaire
Founder & CEO, Simple Kneads

Reserve Your Investment Today

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Simple Kneads 214 River St. Graham, NC 27253

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.



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Simple Kneads
ORGANIC
ORGANIC
ORGANIC
ORGANIC
ORGANIC

Hi Anik,

You've supported us on our journey to revolutionize the gluten-free, free-from, and health & wellness markets so far. Now, we want to find a way to give back to you. You've heard a little bit about our upcoming investment campaign so far, and we want to take a moment to get up close and personal.

On **Thursday October 12th**, we'll be hosting a webinar where you can hear from our founders about how we built our business and why we'd love to have you share in our success by investing!

I would absolutely love it if you could attend.

RSVP here. We hope to see you soon!

Best,



Tristaun Leclaire
Founder & CEO, Simple Kneads

RSVP To Our Pitch Preview

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Simple Kneads 214 River St. Graham, NC 27253

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.